Elevation Series Trust N-14

Exhibit 99.12

Form of Tax Opinion

___________________, 20__

Elevation Series Trust

1700 Broadway

Suite 1850

Denver, CO 80290

RiverNorth Funds

360 S. Rosemary Avenue

Suite 1420

West Palm Beach, FL 33401

RE:	AGREEMENT AND PLAN OF REORGANIZATION AND TERMINATION (THE “AGREEMENT”), DATED AS OF _________________, 2025, BY AND AMONG ELEVATION SERIES TRUST (THE “ACQUIRING TRUST”), ON BEHALF OF RIVERNORTH ACTIVE INCOME ETF, A NEW SERIES OF THE ACQUIRING TRUST, (THE “ACQUIRING FUND”); RIVERNORTH FUNDS (THE “ACQUIRED TRUST”), ON BEHALF OF THE RIVERNORTH CORE OPPORTUNITY FUND, A SERIES OF THE ACQUIRED TRUST (THE “TARGET FUND”); TRUEMARK INVESTMENTS, LLC (“TRUEMARK”), as investment adviser to the Acquiring Fund, BUT ONLY FOR PURPOSES OF SECTIONS 4.4, 5.10, 8.8, 9.1, AND 9.2 OF THE AGREEMENT; RIVERNORTH CAPITAL MANAGEMENT, LLC (“RIVERNORTH CAPITAL”), AS INVESTMENT ADVISER TO THE TARGET FUND, BUT ONLY FOR PURPOSES OF SECTIONS 4.5, 6.6, 8.8, 9.1, AND 9.2 OF THE AGREEMENT; AND RIVERNORTH CAPITAL, AS SUB-ADVISER TO THE ACQUIRING FUND, BUT ONLY FOR PURPOSES OF SECTIONS 5.10, 9.1, AND 9.2 OF THE AGREEMENT

Ladies and Gentlemen:

You have requested our opinion with respect to certain of the federal income tax consequences of a proposed transaction consisting of: (i) the transfer of all of the assets of the Target Fund (the “Assets”) in exchange solely for voting shares of beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund (the “Liabilities”); and (ii) the distribution of the Acquiring Fund Shares to the shareholders of the Target Fund in exchange for their shares of beneficial interest of the Target Fund (“Target Fund Shares”) in complete liquidation of the Target Fund, all upon the terms and conditions set forth in the Agreement. The Agreement and the transactions contemplated thereunder with respect to the Target Fund and the Acquiring Fund are hereinafter called the “Reorganization”. The Acquiring Fund is a newly organized series of Acquiring Trust that has not commenced operations and will not do so until the date of the Reorganization. Pursuant to the Agreement and on or prior to the Closing Date, the Target Fund will (i) redeem any fractional Target Fund Shares at NAV in exchange for a cash payment in lieu thereof and (ii) liquidate with cash Target Fund Shares held through accounts that are not permitted to hold Acquiring Fund Shares. Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Agreement.

In rendering our opinion, we have reviewed and relied upon: (i) the Agreement; (ii) the Combined Proxy Statement and Prospectus (Form N-14) filed with the Securities and Exchange Commission in connection with the Reorganization (the “Proxy Statement”); (iii) certain representations concerning the Reorganization made to us by the Acquired Trust, on behalf of the Target Fund, and by the Acquiring Trust, on behalf of the Acquiring Fund, in letters of even date herewith (the “Representation Letters”); (iv) all other documents, financial and other reports which we deemed relevant or appropriate; and (v) the Code,1 applicable Treasury Department regulations in effect as of the date hereof, current published administrative positions of the Internal Revenue Service (the “IRS”) contained in revenue rulings and procedures, and such other statutes, regulations, rulings and decisions as we deemed material to the preparation of this opinion letter. For purposes of this opinion, we have assumed that the representations and warranties set forth in the Agreement and the representations made in the Representation Letters are true and correct and that the conditions to the parties’ obligations under the Agreement will be satisfied and the parties will comply with their respective covenants thereunder. In rendering our opinion, we have relied on the representations and warranties in the Agreement and the representations in the Representation Letters. To the extent that any of the representations or warranties in the Agreement or any of the representations in either of the Representation Letters are inaccurate, the conclusions set forth herein may also become inaccurate, or may no longer apply.

In formulating our opinion, we have examined originals or copies, identified to our satisfaction, of documents and other instruments that we have deemed necessary or appropriate for purposes of this opinion. In performing such examination, we have assumed the authenticity of all documents submitted to us as copies, the authenticity of the originals of such latter documents, the genuineness of all signatures and the correctness of all representations made therein. We cannot and do not represent that we checked the accuracy or completeness of, or otherwise independently verified, any of the various statements of fact contained in such documents and in documents incorporated by reference therein. We have further assumed that there are no agreements or understandings contemplated therein other than those contained in such documents.

Based upon the foregoing, it is our opinion for federal income tax purposes that, with respect to the Target Fund and the Acquiring Fund, subject to the limitations set forth herein:

(a)       The Acquiring Fund’s acquisition of the Target Fund’s Assets in exchange solely for the Acquiring Fund Shares and its assumption of the Liabilities of the Target Fund, followed by the Target Fund’s distribution of the Acquiring Fund Shares pro rata to the Target Fund shareholders actually or constructively in exchange for their Target Fund Shares in complete liquidation of the Target Fund, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and the Target Fund and the Acquiring Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

1 All references to the “Code” are to the Internal Revenue Code of 1986, as amended.

(b)       Under Sections 361 and 357(a) of the Code, no gain or loss will be recognized by the Target Fund upon the transfer of the Target Fund’s Assets to the Acquiring Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all the Liabilities of the Target Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to the Target Fund shareholders in exchange for their Target Fund Shares.

(c)       Under Section 1032(a) of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of the Assets solely in exchange for the Acquiring Fund Shares and the Acquiring Fund’s assumption of the Liabilities of the Target Fund.

(d)       Under Section 362(b) of the Code, the adjusted basis in each of the Target Fund’s Assets acquired by the Acquiring Fund will be the same as the adjusted basis of such Assets to the Target Fund immediately prior to the Reorganization.

(e)       Under Section 1223(2) of the Code, the holding period of each of the Assets of the Target Fund in the hands of the Acquiring Fund will include the period during which those Assets were held by the Target Fund (except where the Acquiring Fund’s investment activities have the effect of reducing or eliminating an Asset’s holding period).

(f)       Under Section 354(a)(1) of the Code, no gain or loss will be recognized by the Target Fund shareholders upon the exchange of their Target Fund Shares solely for the Acquiring Fund Shares in complete liquidation of the Target Fund pursuant to the Reorganization, except with respect to any cash distributed by the Target Fund on or prior to the Reorganization in connection with (i) the redemption of fractional Target Fund Shares, and (ii) the liquidation of Target Fund Shares held through accounts that are not permitted to hold Acquiring Fund Shares.

(g)       Under Section 358(a)(1) of the Code, the aggregate adjusted basis of the Acquiring Fund Shares received by each Target Fund shareholder pursuant to the Reorganization will be the same as the aggregate adjusted basis of the Target Fund Shares held by such shareholder immediately prior to the Reorganization, after taking into account cash distributed by the Target Fund immediately prior to the Reorganization in connection with the redemption of fractional Target Fund Shares, if any.

(h)       Under Section 1223(1) of the Code, the holding period of the Acquiring Fund Shares received by each Target Fund shareholder in the Reorganization will include the period during which the Target Fund Shares exchanged therefor were held by such shareholder, provided the Target Fund Shares were held as capital assets on the date of the Reorganization.

(i)       The Acquiring Fund will succeed to and take into account the items of the Target Fund described in Section 381(c) of the Code. In particular, under Treasury Regulations § 1.381(b)-1(a)(2), the Acquiring Fund will be treated for purposes of section 381 of the Code just as the Target Fund would have been treated if there had been no Reorganization, the tax attributes of the Target Fund enumerated in Section 381(c) of the Code shall be taken into account by the Acquiring Fund as if there had been no Reorganization, and the taxable year of the Target Fund will not end on the date of the Reorganization merely because of the closing of the Reorganization.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. Our opinions represent our best legal judgment as to the matters addressed herein, but are not binding upon the IRS or the courts, and there is no guarantee that the IRS will not assert positions contrary to the ones taken in this opinion. We disclaim any obligation to make any continuing analysis of the facts or relevant law following the date of this opinion letter.

Our opinions are provided solely to you as a legal opinion only, and not as a guaranty or warranty, and are limited to the specific transactions and matters described above. No opinion may be implied or inferred beyond what is expressly stated in this letter. We express no opinion with respect to any matter not specifically addressed by the foregoing opinions. By way of illustration, and without limitation of the foregoing, we express no opinion regarding: (1) the effect of the Reorganization on the Target Fund or the corresponding Acquiring Fund with respect to any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code; (2) the effect of the Reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under U.S. federal income tax principles upon the transfer of such asset regardless of whether such transfer would otherwise be a non-recognition transaction; (3) whether either the Target Fund or the Acquiring Fund qualifies or will qualify as a regulated investment company; (4) the federal income tax consequences of the payment of Reorganization expenses by TrueMark or RiverNorth Capital, except in relation to the qualification of the Reorganization as a reorganization under Section 368(a) of the Code; (5) whether any federal income tax will be imposed or required to be withheld under the Foreign Investment in Real Property Tax Act of 1980 with respect to any Target Fund shareholder that is a foreign person; (6) the effect of the Reorganization on the Target Fund with respect to any transferred asset as to which unrealized gain or loss is required to be recognized for federal income tax purposes under a mark-to-market system of accounting (including under Section 1256 of the Code); (7) the effect of the Reorganization on any shareholder of the Target Fund that is required to recognize unrealized gains or losses for federal income tax purposes under a mark-to-market system of accounting; (8) whether accrued market discount, if any, on any market discount bonds held by the Target Fund will be required to be recognized as ordinary income under Section 1276 of the Code as a result of the Reorganization; or (9) any other U.S. federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind.

Our opinions are being rendered to the Acquiring Trust and the Acquired Trust and their respective Boards of Trustees, and may be relied upon only by the Acquiring Trust and the Acquired Trust and their respective Boards of Trustees and by the shareholders of the Target Fund, it being understood that we are not thereby establishing any attorney-client relationship with any shareholder of the Target Fund. The Acquired Trust, the Target Fund, the Acquiring Trust, the Acquiring Fund and the shareholders of the Target Fund and the Acquiring Fund are free to disclose the tax treatment or tax structure of any of the transactions described herein.

We hereby consent to the filing of this opinion as an exhibit to the Proxy Statement and to the use of our name and to any reference to our firm in the Proxy Statement. In giving such consent, we do not hereby admit that we are within the category of person whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

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